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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147757

PROSPECTUS

3,500,000
Common Stock

        This prospectus relates to the public offering of an aggregate of 3,500,000 shares of common stock, par value $.0001 per share, which may be offered and sold from time to time by the selling stockholders of Cano Petroleum, Inc. named in this prospectus. All of these shares are currently outstanding shares. The selling stockholders acquired the shares of common stock offered in this prospectus in private equity purchases. The selling stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 34 of this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of common stock offered pursuant to this prospectus.

        We have paid the expenses of preparing this prospectus and the related registration expenses.

        Our common stock is traded on the American Stock Exchange ("AMEX") under the symbol CFW. The closing sales price for our common stock on November 28, 2007 was $7.37 per share. Our principal office is located at 801 Cherry St., Suite 3200, Fort Worth, Texas 76102, and our telephone number is 817.698.0900.

The common stock offered hereby involves a high degree of risk
See "Risk Factors" beginning on page 7.

        We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 7, 2007.

CANO PETROLEUM, INC.

i

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms "Cano," "we," "us," and "our" refer to Cano Petroleum, Inc. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" on page 41 of this prospectus. Crude oil and natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

CANO PETROLEUM, INC.

Introduction

        Cano Petroleum, Inc. (together with its direct and indirect subsidiaries, "Cano," "we," "us," or the "Company") is a growing independent oil and natural gas company. Our strategy is to acquire assets with a high ratio of non-proven or proved undeveloped reserves suitable for EOR techniques, primarily on the onshore United States for a low cost. We intend to convert these non-proven and/or proved undeveloped reserves into proved producing reserves by applying water, gas or chemical flooding and other EOR techniques. During our first three years of operations, our primary focus has been to achieve growth through acquiring interests in existing, mature fields in Texas, Oklahoma and New Mexico. We believe the portfolio of oil and natural gas properties we have acquired to date provides suitable opportunities to apply EOR techniques. As of June 30, 2007, we had proved reserves of 66,720 MBOE, of which 8,454 MBOE were proved producing, 2,843 MBOE were proved non-producing, and 55,423 MBOE were proved undeveloped.

        We were organized under the laws of the State of Delaware in May 2003 as Huron Ventures, Inc. On May 28, 2004, we merged with Davenport Field Unit, Inc., an Oklahoma corporation, and certain other entities. In connection with the Davenport Merger, we changed our name to Cano Petroleum, Inc. Prior to the Davenport Merger, we were inactive with no significant operations.

Our Properties

        Davenport Properties.    In the Davenport Merger, we acquired the Davenport Properties in Lincoln County, Oklahoma for 5,165,000 shares of our common stock and $1,650,000 cash. Proved reserves as of June 30, 2007 attributable to the Davenport Properties are 1,488 MBOE, of which 552 MBOE are proved producing, 936 MBOE are proved non-producing and none of which are proved undeveloped. As a result of ongoing waterflood operations on the Davenport Properties, current production is approximately 80 BOEPD.

        Nowata Properties.    In September 2004, we acquired the Nowata Properties which consisted of more than 220 wells producing from the Bartlesville Sandstone for approximately $2.6 million. Proved reserves as of June 30, 2007 attributable to the Nowata Properties are 1,687 MBOE, all of which are proved producing. As a result of prior waterflood operations on the Nowata Properties, current net production is approximately 225 BOEPD.

        Desdemona Properties.    In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of $4.0 million in cash and 888,888 shares of our common stock valued at $3.96 per share, we acquired a 100% working interest in the Desdemona Properties which are 11,068 acres in mature oil fields in central Texas. Proved reserves as of June 30, 2007 attributable to the Desdemona Properties are 11,851 MBOE, of which 711 MBOE are proved producing, 1,175 MBOE are proved non-producing and 9,965 MBOE are proved undeveloped. Current production is approximately 180 BOEPD. These properties have not been previously waterflooded and have mineral rights to the Barnett Shale formation.

        Corsicana Properties.    During 2005, we began acquiring oil and natural gas leases comprising the Corsicana Properties. Currently, we have a 100% working interest in 341 acres under lease. The Corsicana Properties were the subject of a proved surfactant-polymer chemical injection pilot in the 1980s and contain proved reserves as of June 30, 2007 of 205 MBOE, of which 108 MBOE are proved non-producing and 97 MBOE are proved undeveloped.

        Panhandle Properties.    On November 29, 2005, through our acquisition of W.O. Energy of Nevada, Inc. for an adjusted cash price of $48.4 million and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million, we acquired inventory, 10 workover rigs and related equipment, 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas which constitute the Panhandle Properties. Proved reserves as of June 30, 2007 attributable to the Panhandle Properties are 35,547 MBOE, of which 3,397 MBOE are proved producing, 32,150 MBOE are proved undeveloped and none of which is proved non-producing. Current production is approximately 640 BOEPD. We are progressing with the execution of Phase I of our waterflood development plan at the Cockrell Ranch Unit. These properties have not been previously waterflooded.

        Pantwist Properties.    Effective February 1, 2006, our wholly-owned subsidiary, Pantwist LLC, acquired additional properties, including 167 wells and 2 workover rigs and covering approximately 9,700 acres in the Panhandle field which are the Pantwist Properties for a cash purchase price of $23.4 million. Proved reserves as of June 30, 2007 attributable to the Pantwist Properties are 6,829 MBOE, of which 1,883 MBOE are proved producing, 4,946 MBOE are proved undeveloped and none of which are proved non-producing. Current production is approximately 340 BOEPD. These properties have not been previously waterflooded.

        New Mexico Properties.    In addition to the capital spending previously discussed, we completed an acquisition on March 30, 2007 with an effective date of February 1, 2007. Cano Petro of New Mexico, Inc., our wholly-owned subsidiary, acquired certain oil and gas properties in the Permian Basin for approximately $8.4 million, after purchase price adjustments. The purchase price consisted of approximately $6.6 million in cash and 404,204 shares of Cano restricted common stock, which was valued at $4.59 per share. Proved reserves as of June 30, 2007 attributable to the New Mexico Properties are 9,112 MBOE, of which 224 MBOE are proved producing, 8,264 MBOE are proved undeveloped and 624 MBOE are proved non-producing. Current production is approximately 80 BOEPD. The New Mexico Properties include roughly 20,000 acres and three fields in Chavez and Roosevelt Counties, New Mexico. The prime asset is the roughly 15,000 acre Cato Field, which produces from the historically prolific San Andres formation, which has been successfully waterflooded in the Permian Basin for over 30 years. We believe that the Cato Field is the largest San Andres field in the Permian Basin that has never been waterflooded.

        Sale of Rich Valley Properties.    In July 2004, we acquired the Rich Valley Properties in Grant County, Oklahoma, through our acquisition of Ladder Companies, Inc., a Delaware corporation, for approximately $2.2 million. On June 11, 2007, we sold the Rich Valley Properties for net proceeds of $6.9 million. At the time of sale the production was approximately 110 BOEPD.

Planned Development Program

        During our first two years of operations through June 30, 2006, our primary focus was to achieve growth through acquiring existing, mature oil and natural gas fields. During March 2007, we continued to acquire properties by acquiring Permian Basin oil and natural gas properties located in New Mexico. We believe the portfolio of oil and natural gas properties that we have acquired thus far provides ample opportunities to apply our operational strategy. As of June 30, 2007, we had proved reserves of 66,720 MBOE, of which 8,454 MBOE were proved producing, 2,843 MBOE were proved non-producing, and 55,423 MBOE were proved undeveloped.

        During the fiscal year ended June 30, 2007 and continuing into our current fiscal year ending June 30 2008 ("2008 Fiscal Year"), our primary emphasis is to achieve growth by developing our existing oil and natural gas properties through development activities such as waterflooding and EOR technology. We will continue to evaluate potential acquisition targets that are consistent with our operational strategy. These development activities are more clearly discussed below.

        For the 2008 Fiscal Year, our initial capital development budget was $57 million. Of this amount, we have incurred $21.5 million, of which $17.6 million has been spent, for the three months ended September 30, 2007. As a result of the $23.2 million we received from the recently completed private placement common stock sale as discussed below, our 2008 Fiscal Year capital budget has been increased from $57 million to $78 million. The $21 million increase consists of $14 million to be used for new well drilling, $3 million to be allocated for facilities and $4 million for acquisitions. We have accelerated our capital development in the Panhandle waterflood and the Cato Field, and have increased our capital spending to handle the increased gas production from the Barnett Shale in our Desdemona Field. The status and planned activity of our capital development for the 2008 Fiscal Year is summarized as follows:

        Panhandle Properties.    The drilling of the final contingent of 32 replacement waterflood wells was completed in the quarter ended September 30, 2007, one month ahead of schedule. In total, we have drilled 70 replacement wells in the field, which represents the completion of the development patterns of the waterflood project. Water injection was initiated at the Cockrell Ranch Unit on July 5, 2007. At the present time, 31 injection wells are delivering over 21,000 barrels of water per day into the Brown Dolomite formation. In total, we have injected close to one million barrels of water into the reservoir. As we continue bringing additional injection wells to active status, we anticipate achieving the full 75 well injection pattern by late-December 2007 with a maximum injection rate of 52,500 barrels of water per day. Currently, 71 producing wells are active and awaiting initial response. Preliminary response from the waterflood is anticipated in the first calendar quarter of 2008. Full waterflood development over the remaining 11,000+ net acres of the Panhandle Properties is anticipated once the initial response data is available.

        As part of the accelerated waterflood development, an additional 61 total wells will be drilled at the Panhandle Field encompassing 36 wells at the waterflood expansion at the Harvey Unit and 25 wells to accelerate waterflood development at the Mobil-Fee Unit. Including the incremental $10 million received from the sale of 3.5 million shares of common stock in November 2007, the total 2008 Fiscal Year capital budget for the Panhandle Properties is $31 million.

        Desdemona Properties—Waterflood.    We received the final approval of our Phase I waterflood permit for the 640 acre G.E. Moore Lease from the Texas Railroad Commission on September 11, 2007. Water injection commenced shortly thereafter and in total, we have averaged 7,000 barrels of water injected per day, or over 350,000 barrels of water in total, into the Duke Sandstone reservoir via six injection wells. We currently have 11 producing wells and anticipate an initial waterflood response in the first calendar quarter of 2008.

        Desdemona Properties—Barnett Shale.    Severe storms and flooding in the Desdemona Field in late June and early July curtailed our Barnett Shale production to one-half of the previous levels or roughly 600 MCFPD net. For the quarter ended September 30, 2007, it is estimated that production was down by approximately 120 BOEPD net or 720 MCFPD net. Equipment repairs and well re-works were completed in July and August, and production was not restored to prior levels until late September. We have drilled and completed 4 horizontal wells out of the announced 2008 Fiscal Year budget of 24 horizontal wells in the field. Total Barnett Shale production from the field is currently averaging 1.2 MMCFPD net.

        In response to currently low natural gas prices, we have elected to defer the drilling program in the Barnett Shale. Of the remaining capital amount of roughly $15 million committed to this program, roughly $5 million will be re-directed to the Cato Field and the remaining balance of $10 million could be committed to the Barnett Shale program once natural gas prices improve.

        Nowata Properties.    Our tertiary recovery pilot project at the Nowata Field is operational. The ASP pilot plant, associated equipment and supplies were installed and tested during August and September 2007. Full ASP Plant operations began during November 2007. Response is anticipated in the second calendar quarter of 2008.

        Corsicana Properties.    We have drilled and completed 16 pattern replacement wells and plan to reinstate a prior waterflood in this field. We received the required permits to inject water in June 2007. We are planning to reinstate the prior waterflood in November 2007. As we previously mentioned, we have been pleased with the remaining oil saturations in this field and coupled with the prior successful polymer pilot in this field in the 1980's we believe this field is a prime ASP candidate. Once the waterflood response and laboratory results are analyzed, we anticipate evaluating an ASP Pilot in the field in calendar year 2008.

        New Mexico Properties.    We completed the acquisition of the New Mexico Properties on March 30, 2007. As mentioned previously, $5 million of additional capital is being re-deployed to this field which increases the revised 2008 Fiscal Year capital budget to $15 million for the New Mexico Properties. The capital spending amount is being increased based on better than expected initial results from return-to-production (RTP's) workovers and re-frac stimulations performed in the Cato Field, the largest of the three fields comprising our New Mexico Properties. We have a three pronged approach to develop the San Andres formation in this field:

  (1)
  Return-to-Production and Re-frac Stimulations: We have worked over 40 idle wells and have currently returned 24 wells to production. We plan to RTP between 60-80 wells during the course of the 2008 Fiscal Year. We have deployed re-frac stimulations on six RTP wells in the Cato Field. Initial production responses of between 5-20 BOEPD per well have been achieved. It is our goal to re-frac up to 25 of the RTP wells during the course of the year. Production in the Cato Field has increased from 45 BOEPD when we assumed operations in April 2007 to current production of over 80 BOEPD.

  (2)
  New Well Drilling: One drilling rig was moved to the Cato Field on October 22, 2007, and we drilled the first two of 11 new 40-acre spaced wells in areas of the Cato Field that have not been developed. We are currently evaluating production of the fracture stimulating these two wells. We anticipate initial production in the range of 20-40 BOEPD based on cumulative production histories of adjacent wells. These wells are relatively shallow at 3,500 feet and drilling and completion costs are estimated to be less than $300,000 per well.

  (3)
  20-Acre Infill Drilling: One drilling rig has been contracted to drill 21 new 20-acre infill wells in an area of the Cato Field that had a prior waterflood pilot. The first well will be spudded in November 2007. Similar to infill results reported by other operators in their analogs of development activity within the San Andres formation, we expect initial production in the range of 15-25 BOEPD from this program. Initiation of Phase I of the waterflood at the Cato Field is scheduled for the second calendar quarter of 2008.

        We have no major development activities planned for either the Davenport or Pantwist Properties during the 2008 Fiscal Year.

        Waterflood operations and EOR techniques such as surfactant-polymer chemical injection involve significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a program until increased production occurs. Generally, surfactant polymer injection is regarded as more risky compared to waterflood operations. Our ability to successfully convert proved undeveloped reserves to proved producing reserves will be contingent upon our ability to obtain future financing and/or raise additional capital, and further, is greatly contingent upon inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See "Risk Factors."

Industry Conditions

        We believe significant acquisition opportunities will continue to exist primarily because the major energy companies and large independents continue to focus their attention and resources toward the discovery and development of large fields. During the past several years, the major companies have been divesting themselves of their mature oilfields, a trend management expects will continue. Also, the recent economics of the oil and natural gas market have improved as prices have risen substantially. These conditions provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect that there will be increased competition for such properties in the future.

Our Strategy

  •
  Acquire Strategic Assets. We seek to acquire low-cost assets with a high ratio of non-proven or proved undeveloped reserves for waterflood and EOR techniques, primarily in the onshore United States. We believe we have acquired an attractive portfolio of assets to implement our business plan. We will continue to selectively target potential acquisition candidates in a disciplined manner, which involves being financially prudent and acquiring assets that meet our engineering and operational standards. We focus on U.S. operations. Accordingly, we are not subject to geopolitical uncertainties, dependence on foreign sources and other issues related to overseas operations.

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  No Exploration Risk. Our portfolio is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation in making new discoveries.

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  Exploit and Develop Existing Properties. We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced technologies, including water, gas or chemical flooding and other EOR techniques. We believe that our management team has a proven track record of exploiting undeveloped properties to increase reserves and cash flow.

  •
  Maintain a Low Cost Structure. We intend to maintain a low cost structure through maintaining efficient operations and operating control. We intend to be the working interest operator in a high proportion of our properties. This allows us to exercise more control over expenses, capital allocation, and the timing of development and exploitation activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures. Further, we employ engineering and geological consultants to aid in evaluating the economic merits of drilling plans and potential acquisitions on a case-by-case basis rather than staffing these positions, enabling us to maintain low fixed assets.

November 2007 Financing

        On November 7, 2007, we sold in a private placement, 3,500,000 shares of common stock for aggregate gross proceeds of approximately $25 million. Initially, we used the approximately $21 million of net proceeds to repay our long-term debt. The net proceeds subsequently will be drawn down to fund our capital development program and general corporate purposes. See "Planned Development Program."

Our principal executive offices are located at 801 Cherry St., Suite 3200, Fort Worth, Texas 76102. Our telephone number is (817) 698-0900. Our website is located at www.canopetro.com.

THE OFFERING

Common stock outstanding before the offering	36,982,217 shares(1).
Common stock offered by selling stockholders	3,500,000 shares.
Common stock to be outstanding after the offering	36,982,217 shares(1).
Use of proceeds	We will not receive any proceeds from sales made by the selling stockholders.
AMEX Symbol	CFW
Forward-Looking Statements
This prospectus contains forward-looking statements that address, among other things, our strategy to develop our business, projected capital expenditures, liquidity, and our development of additional revenue sources. The forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions. We base these forward-looking statements on information currently available to us, and we assume no obligation to update them. Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors.
Risk Factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled "Risk Factors" beginning on page 7 of this prospectus.

(1)
Does not include as of November 28, 2007 the (i) 1,646,062 shares of common stock issuable upon exercise of the warrants, (ii) 8,696,344 shares of common stock issuable upon conversion of the 47,116 shares of our Series D Convertible Preferred Stock which are currently convertible or (iii) 811,513 shares of common stock issuable upon exercise of our currently outstanding stock options.

RISK FACTORS

        Our business involves a high degree of risk. Potential investors should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock.

Risks Related to Our Industry

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

        Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we produce and sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Historically, the markets for oil and natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market and political uncertainty and other factors that are beyond our control, including:

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  worldwide and domestic demands and supplies of oil and natural gas;

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  weather conditions;

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  the price and availability of alternative fuels;

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  the availability of pipeline capacity;

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  the price and level of foreign imports;

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  domestic and foreign governmental regulations and taxes;

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  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

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  political instability or armed conflict in oil-producing regions; and

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  the overall economic environment.

        These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves.

Government regulation may adversely affect our business and results of operations.

        Oil and natural gas operations are subject to various and numerous federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, injection of substances, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations. The transportation and storage of refined products include the risk that refined products and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies and private parties for natural resources damages, personal injury, or property damages and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined and unrefined products for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. As a result, we may incur substantial expenditures and/or liabilities to third parties or governmental entities which could have a material adverse effect on us.

The oil and natural gas industry is capital intensive, and we may not be able to raise the necessary capital in the future.

        The oil and natural gas industry is capital intensive. We make substantial capital expenditures for the acquisition, exploration for and development of oil and natural gas reserves.

        Historically, we have financed capital expenditures primarily with cash generated by operations, proceeds from bank borrowings and sales of our equity securities. Our cash flow from operations and access to capital are subject to a number of variables, including:

  •
  our proved reserves;

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  the level of oil and natural gas we are able to produce from existing wells;

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  the prices at which oil and natural gas are sold; and

  •
  our ability to acquire, locate and produce new reserves.

Any one of these variables can materially affect our ability to borrow under our revolving credit facility.

        If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to undertake or complete future drilling projects. We may, from time to time, seek additional financing, either in the form of increased bank borrowings, sales of debt or equity securities or other forms of financing or consider selling non-core assets to raise operating capital. However, we may not be able to obtain additional financing or make sales of non-core assets upon terms acceptable to us.

Risks Related to Our Business

Our limited history makes an evaluation of us and our future difficult and profits are not assured.

        Prior to the Davenport Merger in May 2004, we were inactive with no significant operations. In connection with the Davenport Merger, we decided to focus our business on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and natural gas on these prospects. Since that time, we have acquired rights in oil and natural gas properties and undertaken certain exploitation and other activities. However, we do not have a long operating history in our current business. Although we are in the process of initiating three waterfloods and an alkaline-surfactant project, we have not completed any new waterflooding or EOR technologies on our own on any of our properties. In view of our limited history in the oil and natural gas business, you may have difficulty in evaluating us and our business and prospects. You must consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. For our business plan to succeed, we must successfully undertake most of the following activities:

  •
  Find and acquire rights in attractive oil and natural gas properties;

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  Develop our oil and natural gas properties, including the successful application of EOR technologies and procedures, to the point at which oil and natural gas are being produced in commercially viable quantities;

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  Contract with third party service providers regarding services necessary to develop our oil and natural gas wells;

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  Contract with transporters and purchasers of our commercial production of oil and natural gas;

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  Maintain access to funds to pursue our capital-intensive business plan;

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  Comply with all applicable laws and regulations;

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  Implement and successfully execute our business strategy;

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  Respond to competitive developments and market changes; and

  •
  Attract, retain and motivate qualified personnel.

        There can be no assurance that we will be successful in undertaking such activities. Our failure to undertake successfully most of the activities described above could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, there can be no assurance that our exploitation and production activities will produce oil and natural gas in commercially viable quantities. There can be no assurance that sales of our oil and natural gas production will ever generate sufficient revenues or that we will be able to sustain profitability in any future period.

If we cannot obtain sufficient additional capital when needed, we will not be able to continue with our business strategy. In addition, significant infusions of additional capital may result in dilution to your ownership and voting rights in our securities.

        Our business strategy is to acquire interests in mature oil fields with established reserves that have declined to marginal production levels, but possess significant remaining upside exploitation potential, and implement various secondary and tertiary enhanced oil recovery operations. We are focused on acquiring undervalued properties that feature enhanced recovery opportunities. As we continue to find acquisition candidates, we may require additional capital to finance the acquisitions as well as to conduct our EOR operations. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our operating results and prospects. If we cannot raise the additional capital required to implement our business strategy, we may be required to curtail operations or develop a different strategy, which could adversely affect our financial condition and results of operations. Further, any debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities. Equity financing may result in dilution to existing stockholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock.

The actual quantities and present value of our proved reserves may be lower than we have estimated.

        This prospectus incorporates by reference estimates of our proved reserves. The process of estimating oil and natural gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from these estimates and vary over time.

Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Approximately 87% of our total proved reserves as of June 30, 2007 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

        Approximately 83% of our total proved reserves as of June 30, 2007 are undeveloped and approximately 4% are developed non-producing. While we plan to develop and produce all of our proved reserves, these reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all. Estimated development costs for our proved undeveloped reserves are approximately $325,000,000 as of June 30, 2007.

We may not achieve the production growth we anticipate from properties we acquire.

        On May 28, 2004, we acquired Davenport Field Unit, which owned a 100% working interest in certain oil, natural gas and mineral leasehold estates and personal property related such leasehold estates located in Lincoln County, Oklahoma covering approximately 2,178 acres. On September 14, 2004, we acquired the Nowata Properties comprised of more than 220 oil and natural gas producing wells on 2,601 acres of land in Nowata County, Oklahoma. On March 29, 2005, we acquired Square One, pursuant to which we own a 100% working interest in 10,300 acres of mature oil fields in central Texas. On November 29, 2005, we acquired all of the outstanding common stock of WO Energy, pursuant to which we own oil and natural gas properties on approximately 20,000 acres in Carson, Gray and Hutchinson counties located in the Texas panhandle with 480 producing wells, 40 water disposal wells and 380 idle wells. On April 28, 2006, our wholly owned subsidiary Pantwist, LLC acquired additional oil and natural gas properties in the Texas panhandle, which properties cover approximately 9,700 acres with 167 wells. On March 30, 2007, our wholly owned subsidiary, Cano Petro of New Mexico, Inc., acquired additional oil and natural gas properties in New Mexico, which properties cover approximately 20,000 acres. Our operational strategy is to implement waterflood and EOR techniques. The performance of waterflood and EOR techniques is often difficult to predict, takes an extended period of time from first investment until actual production and we may not achieve the anticipated production growth from properties we acquire.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

        Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leaseholds. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, recovery applicability from waterflood and EOR techniques, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well or property. Even when we inspect a well or property, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

        Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in onshore United States. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling and the application of waterflooding and EOR techniques may not result in commercially productive reserves.

        We do not always encounter commercially productive reservoirs through our drilling operations or our application of waterflooding or EOR techniques. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The engineering data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry holes or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs or our application of waterflooding or EOR techniques is not successful. Further, our drilling and other operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  •
  unexpected drilling conditions;

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  title problems;

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  pressure or irregularities in formations;

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  equipment failures or accidents;

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  adverse weather conditions; and

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  increases in the costs of, or shortages or delays in the availability of, chemicals, drilling rigs and equipment.

The departure of key personnel could adversely affect our ability to run our business.

        Our future success is dependent on the personal efforts, performance and abilities of key management, including S. Jeffrey Johnson, our Chairman and Chief Executive Officer; Morris B. Smith, Senior Vice President and Chief Financial Officer; Patrick McKinney, Senior Vice President—Engineering and Operations; and Michael J. Ricketts, Vice President and Principal Accounting Officer. All of these individuals are integral parts of our daily operations. We have employment agreements with Messrs. Johnson, Smith, McKinney, and Ricketts. We do not maintain any key life insurance policies for any of our executive officers or other personnel. Although, to our knowledge, none of our senior management currently has any plans to retire or leave our company in the near future, the loss of any of them could significantly impact our business until adequate replacements can be identified and put in place.

We face strong competition from larger oil and natural gas companies, which makes it difficult to conduct profitable operations.

        Our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of these competitors are large, well-established companies and have substantially larger operating staffs and greater capital resources than we do. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry.

We are subject to many restrictions under our revolving credit facility which may adversely impact our future operations.

        We may depend on our revolving credit facility for future capital needs. As required by our revolving credit facility with our bank lenders, we have pledged substantially all of our oil and natural gas properties as collateral to secure the payment of our indebtedness. The revolving credit facility restricts our ability to obtain additional financing, make investments, sell assets, grant liens, repurchase, redeem or retire our securities, enter into specific transactions with our subsidiaries or affiliates and engage in business combinations. The revolving credit facility prohibits us from declaring or paying dividends on our common stock. We are also required to comply with certain financial covenants and ratios.

        These financial covenants and ratios could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business or economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the revolving credit facility impose on us. Although we are currently in compliance with these covenants, in the past we have had to request waivers from or enter into amendments with our lenders to avoid default because of our anticipated non-compliance with certain financial covenants and ratios. Any future default, if not cured or waived, could result in the acceleration of all indebtedness outstanding under the revolving credit facility. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it, which could force us to sell significant assets or to have our assets foreclosed upon which could have a material adverse effect on our business or financial results. Even if new financing were available, it may not be on terms that are acceptable to us.

        In addition, the revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can independently adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility.

Derivative activities create a risk of financial loss.

        Pursuant to the terms of our revolving credit facility, we are parties to oil and natural gas price risk management arrangements with respect to a portion of our expected production. We purchase floors that generally result in minimum price received by us for a portion of our production over a specified time period and purchase ceilings that result in a maximum price received by us for a portion of our production over a specified period of time in order to offset the costs of the price floors. We have the right to receive from the counterparty, the excess of the fixed price, up to any ceiling amount, specified in the contract over a floating price based on a market index, multiplied by the quantity identified in the derivative contract. These transactions may expose us to the risk of financial loss if the counterparty to our future contracts fail to perform under the contracts.

Failure to maintain effective internal controls could have a material adverse effect on our operations.

        The year ended June 30, 2007 was the first year that we were subject to Section 404 of the Sarbanes-Oxley Act which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing our internal controls and management's assessment. Effective internal controls are necessary for us to produce reliable financial reports. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial reports, our business decision process may be adversely affected, our business and operating results could be harmed, we may be in violation of our lending covenants, investors could lose confidence in our reported financial information, and the price of our stock could decrease as a result.

        During our evaluation of disclosure controls and procedures for the year ended June 30, 2007, we concluded that we maintained effective internal control over financial reporting as of June 30, 2007, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        There can be no guarantee that we will not have deficiencies in our disclosure controls and internal controls in the future.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

        Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

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  fires;

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  natural disasters;

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  explosions;

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  pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

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  weather;

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  failure of oilfield drilling and service tools;

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  changes in underground pressure in a formation that causes the surface to collapse or crater;

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  pipeline ruptures or cement failures;

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  environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases; and

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  availability of needed equipment at acceptable prices, including steel tubular products.

        Any of these risks can cause substantial losses resulting from:

  •
  injury or loss of life;

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  damage to and destruction of property, natural resources and equipment;

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  pollution and other environmental damage;

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  regulatory investigations and penalties;

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  suspension of our operations; and

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  repair and remediation costs.

        Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance policies currently provide for $1,000,000 general liability coverage for bodily injury and property damage including pollution, underground resources, blow-out and cratering. In addition, we have $1,000,000 coverage for our contractual obligations to our service contractors using their equipment downhole as a result of a blow-out. We have an "Owned-Hired and Non-Owned" Commercial Automobile liability limit of $1,000,000. We also have secured $25,000,000 umbrella coverage in excess of the general liability and automobile liability. There is a $3,000,000 policy for control of well, redrill, and pollution on drilling wells and a $1,000,000 policy for control of well, redrill and pollution on producing wells. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

        We do not insure against the loss of oil or natural gas reserves as a result of operating hazards, insure against business interruption or insure our field production equipment against loss. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, increasing the scope, geographic diversity and complexity of our operations and incurrence of additional debt.

        Our business strategy includes growing our reserve base through acquisitions. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in unanticipated expenses and losses. In addition, we may assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

        We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

        Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expense, all of which could have a material adverse effect on our financial condition and operating results.

Terrorist activities may adversely affect our business.

        Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Part of our business is seasonal in nature which may affect the price of our oil and natural gas.

        Weather conditions affect the demand for and price of oil and natural gas. Demand for oil and natural gas is typically higher during winter months than summer months. However, warm winters can also lead to downward price trends. As a result, our results of operations may be adversely affected by seasonal conditions.

We are subject to potential early repayments as well as restrictions pursuant to the terms of our Series D Convertible Preferred Stock which may adversely impact our operations.

        Pursuant to the terms of our Series D Convertible Preferred Stock, if a "triggering event" occurs, the holders of our Series D Convertible Preferred Stock will have the right to require us to redeem their preferred stock at a minimum price of at least 125% of the $1,000 per share stated value plus certain dividends. "Triggering events" include the following:

  •
  our common stock is suspended from trading or fails to be listed on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market;

  •
  we fail to convert and do not cure this failure within 10 business days after the conversion date or give notice of our intention not to comply with a request for conversion;

  •
  we fail to pay for at least 5 business days any amount when and as due pursuant to the terms of the Series D Convertible Preferred Stock or any documents related to the sale and registration rights of the Series D Convertible Preferred Stock, common stock and warrants;

  •
  certain actions are taken by us or third parties with regard to bankruptcy;

  •
  we default on any indebtedness which default is not waived and the applicable grace period has expired; or

  •
  we breach any representation, warranty, covenant or other term or condition of any document relating to the sale and registration rights regarding the Series D Convertible Preferred Stock, the common stock and the warrants, which, to the extent such breach is curable, such breach is not cured within 7 business days.

        There is no guarantee that we would be able to repay the amounts due upon an occurrence of a "triggering event."

        In addition, we cannot issue any preferred stock that is senior or on par with the Series D Convertible Preferred Stock with regard to dividends or liquidation without the approval of holders of a majority of the Series D. Convertible Preferred Stock.

We are subject to several lawsuits relating to a fire that occurred on March 12, 2006 in Carson County, Texas which may have an adverse impact on us.

        Cano and certain of its subsidiaries are defendants in several lawsuits relating to a fire that occurred on March 12, 2006 in Carson County, Texas. The alleged damages include damage to land and livestock, remedial expenses and claims relating to wrongful death. We entered into a Settlement Agreement with our insurance carrier pursuant to which we received $6,699,827 in exchange for releasing the insurance carrier from any future claims. This amount may not be sufficient to cover all of our litigation expenses and all the alleged damages.

Risks Related to Our Common Stock

Our historic stock price has been volatile and the future market price for our common stock may continue to be volatile. Further, the limited market for our shares will make our price more volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

        The public market for our common stock has historically been very volatile. Since we acquired Davenport Field Unit on May 28, 2004 and through the fiscal year ended June 30, 2007, the market price for our common stock has ranged from $0.45 to $10.65. On November 28, 2007, our closing price on AMEX was $7.37. Any future market price for our shares may continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.

If we fail to meet continued listing standards of AMEX, our common stock may be delisted which would have a material adverse effect on the price of our common stock.

        Our common stock was listed on AMEX on May 5, 2005 under the symbol "CFW." In order for our securities to be eligible for continued listing on AMEX, we must remain in compliance with certain listing standards. Among other things, these standards require that we remain current in our filings with the SEC and comply with certain provisions of the Sarbanes-Oxley Act of 2002. If we were to become noncompliant with AMEX's continued listing requirements, our common stock may be delisted which would have a material adverse affect on the price of our common stock.

If we are delisted from AMEX, our common stock may become subject to the "penny stock" rules of the SEC, which would make transactions in our common stock cumbersome and may reduce the value of an investment in our stock.

        The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that is not listed on a national securities exchange or registered national securities association's automated quotation system and has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

  •
  that a broker or dealer approve a person's account for transactions in penny stocks; and

  •
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

  •
  obtain financial information and investment experience and objectives of the person; and

  •
  make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

  •
  sets forth the basis on which the broker or dealer made the suitability determination; and

  •
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

        Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

If securities analysts downgrade our stock or cease coverage of us, the price of our stock could decline.

        The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, there are many large, well-established, publicly traded companies active in our industry and market, which may mean that it is less likely that we will receive widespread analyst coverage. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We do not pay dividends on our common stock.

        We have never paid dividends on our common stock, and do not intend to pay cash dividends on the common stock in the foreseeable future. Net income from our operations, if any, will be used for the development of our business, including capital expenditures and to retire debt. Any decisions to pay dividends on the common stock in the future will depend upon our profitability at the time, the available cash and other factors. Our ability to pay dividends on our common stock is further limited by the terms of our revolving credit facility and our Series D Convertible Preferred Stock.

Provisions in our corporate governance and loan documents, the terms of our Series D Convertible Preferred Stock and Delaware law may delay or prevent an acquisition of Cano, which could decrease the value of our common stock.

        Our certificate of incorporation, our Series D Convertible Preferred Stock, our bylaws, our loan documents and the Delaware General Corporation Law contain provisions that may discourage other persons from initiating a tender offer or takeover attempt that a stockholder might consider to be in the best interest of all stockholders, including takeover attempts that might result in a premium to be paid over the market price of our stock.

        The terms of our Series D Convertible Preferred Stock permit the holders of such preferred stock the right to have their Series D Convertible Preferred Stock redeemed upon a "change of control." In addition, the terms of our Series D Convertible Preferred Stock do not permit us to enter into certain transactions that would constitute a "change of control" unless the successor entity assumes all of our obligations relating to the Series D Convertible Preferred Stock and the holders of a majority of our Series D Convertible Preferred Stock approve such assumption and the successor entity is publicly traded on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market.

        In addition, subject to the terms of the Series D Convertible Preferred Stock, we are authorized to issue additional shares of preferred stock. Subject to the terms of the Series D Convertible Preferred Stock and our certificate of incorporation, our board of directors has total discretion in the issuance and the determination of the rights and privileges of any shares of preferred stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the common stock. It is not possible to state the actual effect of the authorization and issuance of a new series of preferred stock upon the rights of holders of the common stock and other series of preferred stock unless and until the board of directors determines the attributes of any new series of preferred stock and the specific rights of its holders. These effects might include:

  •
  restrictions on dividends on common stock and other series of preferred stock if dividends on any new series of preferred stock have not been paid;

  •
  dilution of the voting power of common stock and other series of preferred stock to the extent that a new series of preferred stock has voting rights, or to the extent that any new series of preferred stock is convertible into common stock;

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  dilution of the equity interest of common stock and other series of preferred stock; and

  •
  limitation on the right of holders of common stock and other series of preferred stock to share in Cano's assets upon liquidation until satisfaction of any liquidation preference attributable to any new series of preferred stock.

        The terms of our Series D Convertible Preferred Stock and the provisions in our corporate governance documents regarding the granting of additional preferred stock may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of our Board of Directors and make removal of our management more difficult. Furthermore, Delaware law imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and therefore could depress the value of our common stock.

The conversion price of our Series D Convertible Preferred Stock may be a lowered if we issue shares of our common stock at a price less than the existing conversion price which could cause further dilution to our common stockholders.

        Subject to certain exclusions, if we issue common stock at a price less than the existing conversion price for our Series D Convertible Preferred Stock, the conversion price shall be adjusted downward which would further dilute our common stock holders upon conversion.

Our Series D Convertible Preferred Stock has voting rights both together with and separate from our common stock which could adversely affect our common stockholders.

        The holders of our Series D Convertible Preferred Stock vote together with the holders of our common stock on an as converted basis, subject to a limitation on how many votes the Series D Convertible Preferred Stock holders may cast if the conversion price falls below $4.79. In addition, approval of holders of a majority of the Series D Convertible Preferred Stock is required for us to take the following actions:

  •
  to modify the certificate of incorporation or bylaws in a manner adverse to the Series D Convertible Preferred Stock;

  •
  increase or decrease the number of authorized shares of Series D Convertible Preferred Stock;

  •
  create any class of preferred stock that has a preference over or is in parity with the Series D Convertible Preferred Stock with respect to dividends or liquidation;

  •
  purchase, repurchase or redeem any share of common stock;

  •
  pay dividends or make any other distribution on the common stock; or

  •
  circumvent a right of the Series D Convertible Preferred Stock.

        These voting rights may have an adverse impact on the common stock and the voting power of our common stockholders.

Since we are a United States real property holding corporation, non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) on gains realized on disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.

        Since we are a United States real property holding corporation, a non-U.S. holder of our common stock will generally be subject to U.S. federal income tax on gains realized on a sale or other disposition of our common stock. Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs. However, we cannot offer any assurance that our common stock will be so traded in the future.

        If our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable Treasury regulations.

FORWARD-LOOKING STATEMENTS

        Information in this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," "anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words.

        The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

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  Our future financial and operating performance and results;

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  Our business strategy;

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  Market prices;

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  Sources of funds necessary to conduct operations and complete acquisitions;

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  Development costs;

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  Our plans and forecasts;

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  Fluctuations in prices of oil and natural gas;

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  Demand for oil and natural gas;

  •
  Losses due to current or future litigation;

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  Risks associated with drilling and operating wells;

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  General economic conditions;

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  Governmental regulations;

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  Hedging results;

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  Events similar to September 11, 2001; and

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  Fluctuations in interest rates.

        These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

WHERE YOU CAN FIND MORE INFORMATION

        Cano Petroleum, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith files reports, proxy or information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The phone number is 1-800-732-0330 In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.

        Cano Petroleum, Inc. has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the common stock being offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Cano Petroleum, Inc. and the securities offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. In addition, the registration statement may be accessed at the SEC's web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

        In addition, our filings are available on our website at www.canopetro.com. Information on our website or any other website is not incorporated by reference in this prospectus and is not a part of this prospectus.

        The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we make with the SEC under Sections l3(a), l3(c), 14 or l5(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering:

  •
  Our Annual Report on Form 10-K for the year ended June 30, 2007, as filed with the SEC on September 11, 2007;

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  Our Definitive Proxy Statement on Schedule 14A filed with the SEC on October 29, 2007;

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  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the SEC on November 7, 2007;

  •
  Our Current Reports on Form 8-K filed with the SEC on July 2, 2007, July 3, 2007, August 9, 2007, August 24, 2007, September 11, 2007, September 28, 2007, October 22, 2007, November 1, 2007, November 5, 2007, November 6, 2007, November 13, 2007 and December 7, 2007; and

  •
  Description of our share capital contained in our Current Report on Form 8-K filed with the SEC on March 29, 2007.

        You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or calling:

Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Fort Worth, Texas 76102
Attention: Morris B. Smith
(817) 698-0900

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

        The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation, with amendments, all of which have been filed as exhibits in our registration statement of which the prospectus is a part.

DESCRIPTION OF SECURITIES

Dividend Policy

        Our proposed operations are capital intensive and we need working capital. Therefore, we will be required to reinvest any future earnings in our operations. Our Board of Directors has no present intention of declaring any cash dividends on our common stock, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The future declaration and payment of dividends on our common stock will be determined by our Board of Directors after considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors. Our Credit Agreement does not permit us to pay dividends on our common stock. In addition, the terms of our Series D Convertible Preferred Stock do not permit us to pay dividend on our common stock without the approval of the holders of a majority of the Series D Convertible Preferred Stock. We do pay dividends on our Series D Convertible Preferred Stock as described below under "Series D Convertible Preferred Stock—Dividends."

Capital Structure

        Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, of which 600 shares have been designated as Series A Convertible Preferred Stock, 8,000 shares have been designated as Series B Convertible Preferred Stock, 8,000 shares have been designated as Series C Convertible Preferred Stock and 49,116 shares have been designated as Series D Convertible Preferred Stock. As of November 28, 2007, we had 38,250,511 and 36,982,217 shares of common stock issued and outstanding, respectively, and 47,116 shares of Series D Convertible Preferred Stock issued and outstanding. The following summarizes the material terms of our capital stock.

Common Stock

        Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our Board of Directors in their discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities and any liquidation payment due to holders of our outstanding preferred stock. All of the outstanding shares of our common stock are fully paid and non-assessable.

        Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Preferred Stock—General

        Our Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of additional shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. At present, we have no plans to issue any additional preferred stock nor adopt any additional series, preferences or other classification of preferred stock.

Series A Convertible Preferred Stock

        We are currently authorized to issue 600 shares of Series A Convertible Preferred Stock. Each outstanding share of Series A Convertible Preferred Stock may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount. The Series A Convertible Preferred Stock does not pay dividends and carries no dividend preference or voting rights. As there is no limit on the number of shares of our common stock that could be issued upon conversion of outstanding Series A Convertible Preferred Stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock. Accordingly, conversion of any Series A Convertible Preferred Stock that is outstanding could result in a change of control. In the event of a liquidation, dissolution or winding up of our business, the holders of Series A Convertible Preferred Stock are entitled to receive a liquidation amount of $1,000 per share after payment in full of liabilities. Currently, there are no shares of Series A Convertible Preferred Stock outstanding.

Series B Convertible Preferred Stock

        We are currently authorized to issue 8,000 shares of Series B Convertible Preferred Stock. The holders of Series B Convertible Preferred Stock are not entitled to receive any dividends. Except as required by Delaware law, the Series B Preferred Stock does not have any voting rights.

        Each share of Series B Convertible Preferred Stock is convertible at any time while it is outstanding into 333 shares of our common stock. In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.00 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

        In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series B Convertible Preferred Stock will be the greater of: (i) 333 shares of common stock for each one share of Series B Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

        In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series B Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series C Convertible Preferred Stock, and holders of the Series B Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share.

        Currently, there are no shares of Series B Convertible Preferred Stock outstanding.

Series C Convertible Preferred Stock

        We are currently authorized to issue 8,000 shares of Series C Convertible Preferred Stock. The holders of Series C Convertible Preferred Stock are not entitled to receive any dividends. Except as required by Delaware law, the Series C Preferred Stock does not have any voting rights.

        Each share of Series C Convertible Preferred Stock is convertible at any time while it is outstanding into 266 shares of our common stock. In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.75 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

        In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series C Convertible Preferred Stock will be the greater of: (i) 266 shares of common stock for each one share of Series C Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

        In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series C Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series B Convertible Preferred Stock, and holders of the Series C Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share.

        Currently, there are no shares of Series C Convertible Preferred Stock outstanding.

Series D Convertible Preferred Stock

        On August 31, 2006, we filed a Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock with the Secretary of State of Delaware and designated 49,116 shares of our preferred stock as Series D Convertible Preferred Stock. On September 6, 2006, we issued all 49,116 authorized shares of the Series D Convertible Preferred Stock. On November 28, 2007, there were 47,116 shares of Series D Convertible Preferred Stock outstanding.

Dividends.

        The Series D Convertible Preferred Stock has a dividend rate of 7.875% per year (or 15% upon the occurrence of a Triggering Event (as defined below)) payable quarterly in cash or in stock as an adjustment to the number of shares of common stock, par value $0.0001 per share, issuable upon conversion. Holders of approximately 55% of our Series D Convertible Preferred Stock have elected to receive dividends in stock.

Conversion Right.

        Shares of Series D Convertible Preferred Stock are convertible into shares of common stock at any time at an initial conversion price of $5.75 per share, subject to adjustment for certain dilutive issuances, stock splits, stock dividends and other similar transactions.

Adjustments to Conversion Price.

        Immediately after certain dilutive issuances of common stock, subdivision (by stock split, stock dividend, recapitalization or otherwise) or combination (by combination, reverse stock split or otherwise) or any other events (such as the granting of stock appreciation rights, phantom stock rights or other rights with equity features), the conversion price shall be adjusted.

Additional Series D Convertible Preferred Stock; Variable Securities; Dilutive Issuances.

        For so long as any Series D Convertible Preferred Stock is outstanding, we will not, without the prior written consent of the holders of a majority of the outstanding Series D Convertible Preferred Stock, issue any Series D Convertible Preferred Stock, and we shall not issue any other securities that would cause a breach or default under the certificate of designations. In addition, we shall not, in any manner, issue or sell (i) any rights, warrants or options to subscribe for or purchase common stock or

(ii) any stock or securities directly or indirectly convertible into or exchangeable or exercisable for common stock at a conversion, exchange or exercise price which varies or may vary after issuance with the market price of $4.79 per share (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction) of common stock.

Mandatory Redemption at Maturity.

        If any Series D Convertible Preferred Stock remains outstanding on September 6, 2011, we shall redeem such Series D Convertible Preferred Stock for a conversion amount in cash equal to the sum of the Additional Amount and the stated value of $1,000. "Additional Amount" equals the product of (x) the result of the formula: dividend rate/(N/360) and (y) the stated value of $1,000.

Redemption Option Upon Triggering Event.

        After a Triggering Event, each holder shall have the right to require us to redeem all or a portion of such holder's Series D Convertible Preferred Stock equal to the greater of (i) 125% of the conversion amount and (ii) the product of (A) the conversion rate equal to conversion amount/conversion price in effect at such time and (B) the greater of the closing sale price of the common stock on the trading day immediately preceding such Triggering Event, the closing sale price of the common stock on the day immediately following such Triggering Event and the closing sale price of the common stock on the date the holder delivers the notice of redemption at the holder's option.

        A "Triggering Event" occurs if:

  •
  our common stock is suspended from trading or fails to be listed on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market for a period of 10 consecutive trading days or for more than an aggregate of 20 trading days in any 365-day period;

  •
  we fail to convert and do not cure this conversion failure within 10 business days after the applicable conversion date or give notice to any holder at any time of our intention not to comply with a request for conversion;

  •
  we fail to pay, and continue to fail to pay for at least 5 business days, to the holder any amounts when and as due pursuant to the certificate of designations or any of the other agreements entered into in connection with the certificate of designation (the "Transaction Documents");

  •
  a court (i) enters a decree or order of voluntary or involuntary bankruptcy, insolvency, reorganization or other similar proceeding, (ii) appoints a custodian, receiver, liquidator or other similar official, or (iii) orders the winding up or liquidation of affairs, in respect of us or any joint venture or any entity in which we, directly or indirectly, own capital stock or hold an equity or similar interest or of any substantial part of our property and such decree or order is unstayed and in effect for 60 consecutive days;

  •
  we or any subsidiary (i) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding, (ii) consents to an involuntary proceeding or appointment of a custodian, receiver, liquidator or other similar official, (iii) makes an assignment for the benefit of creditors, (iv) admits in writing its inability to pay debts generally as they become due, or (v) takes corporate action in furtherance of any such action;

  •
  we default with respect to any indebtedness, which default has not been waived, and any applicable grace period has expired; or

  •
  we breach any representation, warranty, covenant or other term or condition of any Transaction Document and any curable breach remains uncured for at least 7 business days.

Change of Control Redemption Right.

        At any time during the period beginning after a holder's receipt of notice of a Change of Control (as defined below) and ending on the date that is 20 trading days after the consummation of such Change of Control, such eligible holder may require us to redeem all or any portion of such holder's Series D Convertible Preferred Stock at a premium.

        "Change of Control" means any Fundamental Transaction (defined below) other than (i) any reorganization, recapitalization or reclassification of the common stock in which holders of our voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of our incorporation. "Fundamental Transaction" generally includes the following, whether in one or more related transactions: mergers involving us, sales of all or substantially all of our assets, certain tender offers and business combinations in which another person acquires more than 50% of our voting stock, reclassifications of our common stock and any person becoming the beneficial owner of 50% of our voting stock.

Other Rights.

        We shall not enter into or be party to a Fundamental Transaction unless (i) the successor entity assumes in writing all of our obligations under the certificate of designations and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to a majority of the holders of the outstanding Series D Convertible Preferred Stock and approved by such holders prior to such Fundamental Transaction and (ii) the successor entity is a publicly traded corporation whose common stock is quoted on or listed for trading on the American Stock Exchange, New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market.

        If at any time we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock (the "Purchase Rights"), the holders will be entitled to acquire the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of the Series D Convertible Preferred Stock immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

        Following the occurrence of an Asset Sale (as defined below), a holder may require us to redeem, with the Available Asset Sale Proceeds (as defined below), all or any portion of the Series D Convertible Preferred Stock held by such holder. For so long as any Series D Convertible Preferred Stock are outstanding, we shall not, and shall not permit any of our subsidiaries to, directly or indirectly, consummate any Asset Sale unless we receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or capital stock and all warrants, options or other rights to acquire capital stock issued or sold or otherwise disposed of.

        "Asset Sale" means, in one transaction or a series of related transactions, (i) the sale, lease, conveyance or other disposition of any assets or rights other than in the ordinary course of business consistent with past practice, or (ii) the sale of equity interests in any of our subsidiaries, which sale, lease conveyance or other disposition of assets or rights or sale of equity interests generates proceeds to us equal to or greater than $15,000,000; provided, however, that neither (A) a sale, lease, conveyance or other disposition of the Rich Valley Properties nor (B) any sale, lease, conveyance or other disposition of the Barnett Shale Properties made solely for the purpose of contributing such Barnett Shale Properties to a joint venture entity in which the Company, or one of its wholly-owned subsidiaries, owns any equity interests thereof, shall be considered an Asset Sale for purposes of the certificate of designations.

        "Available Asset Sale Proceeds" means, for any Asset Sales, the difference between (i) the cash proceeds generated in such Asset Sale and (ii) the outstanding principal amount (including any interest thereon) of the senior debt; provided, however, that in the event of any Asset Sale relating to Barnett Shale Properties the Available Asset Sale Proceeds shall be equal to the difference between (A) the cash proceeds generated in such Asset Sale and (B) $15,000,000.

Voting Rights.

        Subject to certain limitations on conversion, each holder shall be entitled to the whole number of votes equal to the lesser of (i) the number of shares of common stock into which the holder's Series D Convertible Preferred Stock would be convertible and shall otherwise have voting rights and powers equal to the voting rights and powers of the common stock and (ii) the number of shares of common stock into which such holder's Series D Convertible Preferred Stock would be convertible if the conversion price on the record date for the vote or consent of stockholders is deemed to be the market price of $4.79, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction. The Series D Convertible Preferred Stock shall vote as a class with the holders of common stock as if they were a single class of securities upon any matter submitted to a vote of stockholders, except those matter required by law or by the terms of the certificate of designations to be submitted to a class vote of the holders of Series D Convertible Preferred Stock, in which case the holders of Series D Convertible Preferred Stock only shall vote as a separate class.

Liquidation Preference.

        In the event of any voluntary or involuntary liquidation, distribution of assets (other than the payment of dividends), dissolution or winding-up of our business, the Series D Convertible Preferred Stock shall have preferential rights to holders of any of our capital stock of any class junior in rank to the Series D Convertible Preferred Stock in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of our business. All shares of common stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock shall be of junior rank to all Series D Convertible Preferred Stock.

        The Series D Convertible Preferred Stock is entitled to a liquidation preference equal to the stated value of the Series D Convertible Preferred Stock plus accrued dividends.

Ranking; Issuances of Other Securities.

        Without the prior express written consent of a majority of the holders of the outstanding Series D Convertible Preferred Stock, we shall not authorize or issue additional or other capital stock that is of senior or pari-passu rank to the Series D Convertible Preferred Stock in respect of the preferences as to distributions and payments upon our or our subsidiary's voluntary or involuntary liquidation, dissolution or winding up, the assets of which constitute all or substantially all of the assets of our and our subsidiary's business taken as a whole, in a single transaction or series of transactions. We may issue preferred stock that is junior in rank to the Series D Convertible Preferred Stock, provided that the maturity date (or any other date requiring redemption or repayment of such preferred stock) of any such junior preferred stock is not on or before the 91st day following the Maturity Date.

Issuances of Equity-Linked Securities.

        For so long as any Series D Convertible Preferred Stock is outstanding, we will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of, any of our indebtedness or indebtedness of our subsidiaries that is, any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of our common stock, options, convertible securities or other capital stock.

Covenants.

        The affirmative vote or the written consent of the holders of at least a majority of the aggregate shares of Series D Convertible Preferred Stock then outstanding, voting together as a single class, will be required for us to:

  •
  amend or repeal any provision of, or add any provision to, our Certificate of Incorporation or bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock (including any amendment to the certificate of designations for the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series D Convertible Preferred Stock, regardless of whether any such action shall be by means of amendment to our Certificate of Incorporation or by merger, consolidation or otherwise;

  •
  increase or decrease (other than by conversion) the authorized number of shares of Series D Convertible Preferred Stock;

  •
  create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over or in on a parity with the Series D Convertible Preferred Stock with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of our business;

  •
  purchase, repurchase or redeem any shares of common stock (other than pursuant to equity incentive agreements with employees giving us the right to repurchase shares upon the termination of services at cost);

  •
  pay dividends or make any other distribution on our common stock;

  •
  whether or not prohibited by the terms of the Series D Convertible Preferred Stock, circumvent a right of the Series D Convertible Preferred Stock.

Business Combinations under Delaware Law

        We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested stockholder. These restrictions do not apply if:

  •
  before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

  •
  upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of a least two-thirds of our outstanding voting stock not owned by the interested stockholder.

        Delaware law defines the term "business combination" to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation

        In addition to the terms of our Series D Convertible Preferred Stock, our certificate of incorporation contains provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Removal of Directors; Advance Notice Provisions for Stockholder Nominations; Stockholder Nomination Procedure

        Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws and our most recent proxy statement.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Interwest Transfer Co., Inc., P.O. Box 17136, Salt Lake City, Utah 84117, (801) 272-9294.

SELLING STOCKHOLDERS

        The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders. On November 7, 2007, in a private placement to accredited investors pursuant to Rule 506 promulgated pursuant to the Securities Act of 1933, we issued an aggregate of 3,500,000 shares of our common stock. We are registering the 3,500,000 shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as set forth in the footnotes regarding GLG North American Opportunity Fund, Trapeze Capital Corp., Trapeze Asset Management, Inc., O'Connor PIPES Corporate Strategies Master Limited, ING Global Resources Portfolio, ING Global Natural Resources Fund, ING Risk Managed Natural Resources Fund, Global Natural Resources Trust Fund and Industrial Harvest Partners Master Fund, Ltd., and the ownership of the shares of common stock issued on November 7, 2007, as described above, the selling stockholders have not had any material relationship with us within the past three years.

        The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each of the selling stockholders, based on ownership of shares of common stock and any securities exercisable into or convertible into common stock, as of November 28, 2007.

        The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

        In accordance with the terms of the registration rights agreement with the selling stockholders, this prospectus covers the resale of 100% of the number of shares of common stock issued as of the trading day immediately preceding the date the registration statement is initially filed with the Securities and Exchange Commission. The fourth and fifth columns assume the sale of all the shares of common stock offered by the selling stockholders pursuant to this prospectus.

        We have prepared this table using information furnished to us by or on behalf of the selling stockholders. To our knowledge, except as described below, the selling stockholders have sole voting and investment power with respect to all of the shares shown as beneficially owned by them.

        Information on the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement or amendment to this prospectus if and when necessary. On November 28, 2007, we had 36,982,217 shares of common stock outstanding.

        The selling stockholders may sell all, some or none of their shares in this offering—See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering	Percentage of Shares Outstanding After Offering
GLG North American Opportunity Fund(1)	2,655,642	300,000	2,355,642	6.1%
Trapeze Capital Corp., on behalf of managed accounts(2)	1,402,878	296,800	1,106,078	3.0%
Trapeze Asset Management, Inc., on behalf of managed accounts(3)	5,148,984	683,200	4,465,784	11.8%
O'Connor PIPEs Corporate Strategies Master Limited(4)	400,902	180,000	220,902	*
ING Global Resources Portfolio(5)	666,000	171,900	494,100	1.3%
ING Global Natural Resources Fund(6)	23,000	23,000	0	0%
ING Risk Managed Natural Resources Fund(7)	20,800	20,800	0	0%
Global Natural Resources Trust Fund(8)	25,159	4,300	20,859	*
Industrial Harvest Partners Master Fund, Ltd.(9)	75,000	35,000	40,000	*
Harbour Holdings Ltd.(10)	285,600	60,600	225,000	*
Skylands Special Investment LLC(11)	125,600	25,600	100,000	*
Skylands Quest LLC(12)	43,800	8,800	35,000	*
Skylands Special Investment II LLC(13)	26,000	5,000	21,000	*
Hudson Bay Fund LP(14)	66,650	66,650	0	0%

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering	Percentage of Shares Outstanding After Offering
Hudson Bay Overseas Fund Ltd.(15)	88,350	88,350	0	0%
Harry-Anna Investment Fund, Inc.(16)	38,100	11,200	26,900	*
Compass SAV, LLC(10)	79,800	36,400	43,400	*
US Dollar Class Cell of Compass Offshore SAV PCC, Ltd.(16)	79,700	36,400	43,300	*
QueensCare(16)	30,800	11,600	19,200	*
Westcliff Fund, LP(16)	327,800	149,200	178,600	*
Ashdon Select Manager Trust—Ashdon Investment Management, LLC Master Trust(16)	9,900	4,400	5,500	*
Daimler Chrysler Corporation Master Retirement Trust(16)	146,800	60,800	86,000	*
Carlyle Multi-Strategy Master Fund(17)	184,800	50,000	134,800	*
Argonout Ventures I, LLC(18)	280,000	280,000	0	0%
Crestview Capital Master LLC(19)	450,000	120,000	330,000	*
IOU Limited Partnership(20)	220,700	220,700	0	0%
George Weiss Associates Inc. Profit Sharing Plan(21)	19,300	19,300	0	0%
Calm Waters Partnership(22)	1,800,000	400,000	1,400,000	3.8%
Enable Growth Partners, LP(23)	130,000	130,000	0	0%

Total	14,852,065	3,500,000	11,352,065	28.3%

*
Less than one percent.

(1)
Beneficial ownership includes 1,178,142 shares of common stock currently issuable upon conversion of 6,688 shares of our Series D Convertible Preferred Stock, including dividends accrued since the last dividend date that are convertible into common stock, and 262,500 shares underlying warrants. GLG Partners LP ("GLG Partners"), which serves as the investment manager to GLG North American Opportunity Fund (the "GLG Fund"), may be deemed to be the beneficial owner of all shares owned by the GLG Fund. Each of Norm Gottesman, Emmanuel Roman and Pierre Lagrange, who are Managing Directors of the general partner of GLG Partners, may be deemed to be the beneficial owner of all shares owned by the GLG Fund and have the power to vote or to dispose of these shares. Each of GLG Partners, the general partner, and Messrs. Gottesman, Roman and Lagrange hereby disclaims any beneficial ownership of any such shares, except for their pecuniary interest therein. The GLG Fund purchased common stock, Series D Convertible Preferred Stock and warrants from Cano in a private placement on September 6, 2006.

(2)
Beneficial ownership includes 141,278 shares of common stock currently issuable upon conversion of 802 shares of our Series D Convertible Preferred Stock, including dividends accrued since the last dividend date that are convertible into common stock, and 142,200 shares underlying outstanding warrants. Trapeze Capital Corp., a Canadian investment dealer, exercises sole investment discretion and voting power over the securities held by managed accounts. Randall Abramson is the President of Trapeze Capital Corp. Trapeze Capital Corp. purchased common stock, Series D Convertible Preferred Stock and warrants from Cano in a private placement on September 6, 2006.

(3)
Beneficial ownership includes 471,750 shares of common stock currently issuable upon conversion of 2,678 shares of our Series D Convertible Preferred Stock, including dividends accrued since the last dividend date that are convertible into common stock, and 361,145 shares underlying outstanding warrants. Trapeze Asset Management Inc., an investment adviser registered under the Investment Advisors Act of 1940, as amended, exercises sole investment discretion and voting power over the securities held by managed accounts. Randall Abramson is the Chief Executive Officer of Trapeze Asset Management, Inc. Trapeze Asset Management, Inc. purchased common stock, Series D Convertible Preferred Stock and warrants from Cano in a private placement on September 6, 2006.

(4)
Beneficial ownership includes 220,902 shares of common stock currently issuable upon conversion of 1,254 shares of our Series D Convertible Preferred Stock, including dividends accrued since the last dividend date that are convertible into common stock. The selling stockholder is a fund which cedes investment control to UBS Connor LLC (the "Investment Manager"). The Investment Manager makes all the investment and voting decisions. UBS O'Connor LLC is a wholly-owned subsidiary of UBS AG which is listed on and traded on the New York Stock Exchange. O'Connor PIPES Corporate Strategies Master Limited purchased Series D Convertible Preferred Stock from Cano in a private placement on September 6, 2006.

(5)
Beneficial ownership includes 283,750 shares underlying outstanding warrants. Directed Services, LLC serves as the Investment Adviser and ING Investment Management Co., a Connecticut corporation, serves as the Sub-Adviser to the ING Global Resources Portfolio. Anthony Socci and James A. Vail share responsibility for the day-today portfolio management of the portfolio. ING Global Resources Portfolio is affiliated with a registered broker-dealer and represented to Cano that it acquired the securities to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute such securities. ING Global Resources Portfolio and its affiliate, ING VP Natural Resources Trust, purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(6)
ING Investments, LLC, an Arizona limited liability company, serves as the Investment Adviser and ING Investment Management Co., a Connecticut corporation, serves as the Sub-Adviser to the ING Global Natural Resources Fund. Anthony Socci and James A. Vail share responsibility for the day-today portfolio management of the portfolio. ING Global Natural Resources Fund is affiliated with a registered broker-dealer and represented to Cano that it acquired the securities to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Affiliated entities ING Global Resources Portfolio and ING VP Natural Resources Trust purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(7)
ING Investments, LLC, an Arizona limited liability company, serves as the Investment Adviser and ING Investment Management Co., a Connecticut corporation, serves as the Sub-Adviser to the ING Risk Managed Natural Resources Fund. Anthony Socci and James A. Vail share responsibility for the day-today portfolio management of the portfolio. ING Risk Managed Natural Resources Fund is affiliated with a registered broker-dealer and represented to Cano that it acquired the securities to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Affiliated entities ING Global Resources Portfolio and ING VP Natural Resources Trust purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(8)
ING Investment Trust Co., a Connecticut corporation, serves as the Investment Adviser to Global Natural Resources Trust Fund. Anthony Socci and James A. Vail share responsibility for the day-today portfolio management of the portfolio. Global Natural Resources Trust Fund is affiliated with a registered broker-dealer and represented to Cano that it acquired the securities to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Affiliated entities ING Global Resources Portfolio and ING VP Natural Resources Trust purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(9)
Sanford B. Prater has sole voting and dispositive authority with regard to the securities held by Industrial Harvest Partners Master Fund, Ltd. Affiliated entities, Ridgecrest Partners, Ltd., Ridgecrest Partners QP, L.P., Advantage Advisors Catalyst International Ltd. and Advantage Advisors Catalyst Partners, L.P. purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(10)
Charles A. Paquelet has sole voting and dispositive authority with regard to the securities held by Harbour Holdings, Ltd.

(11)
Charles A. Paquelet has sole voting and dispositive authority with regard to the securities held by Skylands Special Investment LLC.

(12)
Charles A. Paquelet has sole voting and dispositive authority with regard to the securities held by Skylands Quest LLC.

(13)
Charles A. Paquelet has sole voting and dispositive authority with regard to the securities held by Skylands Special Investment LLC.

(14)
Sander Gerber, John Doscas and Yoav Roth share voting and investment power over these securities. Each of Messrs. Gerber, Doscas and Roth disclaim beneficial ownership over the securities. Hudson Bay Fund LP is an affiliate of a registered broker-dealer and represented that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition, had no agreements or understanding, directly or indirectly, with any person to distribute such shares.

(15)
Sander Gerber, John Doscas and Yoav Roth share voting and investment power over these securities. Each of Messrs. Gerber, Doscas and Roth disclaim beneficial ownership over the securities. Hudson Bay Overseas Fund Ltd. is an affiliate of a registered broker-dealer and represented that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition, had no agreements or understanding, directly or indirectly, with any person to distribute such shares.

(16)
Westcliff Capital Management ("Westcliff") is the general partner and/or investment adviser for Harry-Anna Investment Fund, Inc., Compass SAV, LLC, US Dollar Class Cell of Compass Offshore, SAV PCC, Ltd., QueensCare, Westcliff Fund, LP, Ashdon Select Manager Trust—Ashdon Investment Management LLC Master Trust and Daimler Chrysler Corporation Master Retirement Trust. Richard S. Spencer is the managing member of Westcliff and has discretionary authority to purchase, vote and dispose of the securities of Westcliff's clients. Westcliff and Mr. Spencer disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. Westcliff is also the investment adviser and/or general partner of Westcliff Aggressive Growth, L.P., Westcliff Energy Partners, L.P., Westcliff Partners, L.P., Westcliff Long/

  Short, L.P., Westcliff Master Fund, L.P., Westcliff Foundation, Westcliff Small Cap Fund, L.P. and Westcliff Ventures fund, L.P. which beneficially own an aggregate of 318,500 shares of Cano common stock.

(17)
Carlyle-Blue Wave Partners Management, LP ("CBWPM") is the investment manager for the Carlyle-Multi Strategy Master Fund, Ltd. and has been granted investment discretion over its assets. Carlyle-Blue Wave Partners, LLC ("CBWP") is the general partner of CBWPM, and may be deemed to control CBWPM. CBWP is managed by Blue Wave Partners, LLC ("BWP") (which may be deemed to control CBWP) and an affiliate of The Carlyle Group (which has no investment or voting power over the securities). CBWP's day-to-day operations and investment decision-making has been delegated to BWP. BWP is controlled jointly by Ralph Reynolds and Richard Goldsmith.

(18)
Jason Martin has sole voting and dispositive authority with regard to the securities held by Argonaut Ventures I, LLC.

(19)
Robert Hoyt, Stewart Flink and Daniel Warsh share voting and dispositive authority with regard to the securities held by Crestview Capital Master LLC. On September 14, 2005, Crestview Capital Master LLC purchased common stock from Cano in a private placement.

(20)
George A. Weiss has sole voting and dispositive authority with regard to the securities held by IOU Limited Partnership. IOU Limited Partnership is an affiliate of a registered broker-dealer and represented that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition, had no agreements or understanding, directly or indirectly, with any person to distribute such shares.

(21)
George A. Weiss has sole voting and dispositive authority with regard to the securities held by George Weiss Associates, Inc. Profit Sharing Plan. George Weiss Associates, Inc. Profit Sharing Plan is an affiliate of a registered broker-dealer and represented that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition, had no agreements or understanding, directly or indirectly, with any person to distribute such shares.

(22)
Richard S. Strong, as the Managing Partner of Calm Waters Partnership, has sole voting and dispositive authority with regard to the securities held by Calm Waters Partnership.

(23)
Brendan O'Neil, as the Principal and Portfolio Manger of Enable Growth Partners, LP, has sole voting and dispositive authority with regard to the securities held by Enable Growth Partners, LP.

        Except as set forth above, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock previously issued to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether such options are listed on an options exchange or otherwise;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  sales pursuant to Rule 144;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

        The selling stockholders may pledge or grant a security interest in some or all of the preferred shares, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include, pursuant to prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $120,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act of 1933, as amended, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

        Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

REGISTRATION RIGHTS AGREEMENTS

        In connection with our November 7, 2007 private placement, on November 2, 2007 we entered into a registration rights agreement with the purchasers in such private placement. The registration rights agreement provides that at our expense we will:

  •
  File with the Securities and Exchange Commission within 45 days after the November 7, 2007 closing date a registration statement on Form S-3 covering the resale of the common stock issued in the private placement;

  •
  Undertake to register such shares on a Form S-3 as soon as we are eligible to use Form S-3 for such resale registration; and

  •
  Keep the registration statement effective until the date the private placement purchasers may sell all of the securities registered under this registration statement for such purchasers pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, or the date on which all the private placement purchasers have sold all of the securities registered under this registration statement for such purchasers.

        If we were unable to file the registration statement within 45 days after the November 7, 2007 closing date, have the registration statement declared effective within 90 days after the November 7, 2007 closing date if the registration statement is not subject to any review by the Securities and Exchange Commission pursuant to which the Securities and Exchange Commission issues comments or within 120 days after the November 7, 2007 closing date if the registration statement is subject to any review by the Securities and Exchange Commission pursuant to which the Securities and Exchange Commission issues comments, or maintain the effectiveness of the registration statement, subject to certain limitations, we will have to pay 1.0% of the aggregate purchase price of the securities purchased in the private placement on the first day of such initial failure and on each 30th day after the day of such initial failure (pro rated for periods totaling less than 30 days after the day of such initial failure), with the maximum aggregate registration delay payments being 10% of the aggregate purchase price.

        As promptly as practicable after becoming aware of such event that causes the registration statement to include an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and promptly prepare a supplement or amendment to correct such untrue statement or omission. However, at anytime after the registration date is declared effective, we may suspend the use of the registration statement and delay the disclosure of material, non-public information concerning us if in the good faith opinion of our board of directors and its counsel the disclosure of such material, non-public information is not in our best interest and if in the opinion of our counsel disclosure is not required, provided that we notify the private placement purchasers of the existence of material, non-public information and notify them of when they may use the registration statement again so long as the suspension does not exceed 12 consecutive days or 25 days during any 365 day period.

        We shall have the right to require each private placement purchaser to provide information that we require in order to include such purchaser's shares of common stock. Each private placement purchaser has agreed to cooperate with us in preparing and filing the registration statement unless any purchaser elects to exclude its securities from the registration statement.

        We will pay the reasonable fees and expenses other than underwriting discounts and commissions and will reimburse the private placement purchasers' legal counsel for fees and disbursements up to a maximum of $15,000.

        We shall use our reasonable best efforts to cause the securities registered on the registration statement to be listed on the exchange that our common stock is registered on or secure the quotation of the securities registered on the registration statement on The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market, or if neither are available, the Nasdaq Capital Market.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as capital assets by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income and estate tax and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including, but not limited to, a U.S. expatriate, a "controlled foreign corporation" or a "passive foreign investment company"). We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

        If a partnership holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your own tax advisor.

        If you are considering the purchase of shares of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the ownership of shares of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        We do not expect to declare or make any distributions on our common stock in the foreseeable future. However, if we do make a distribution on our common stock, such distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital to the extent of the non-U.S. holder's tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the non-U.S. holder's common stock as described below under "Taxation of Non-U.S. Holders—Gain on Sale or Exchange of Shares of Common Stock."

        Dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to U.S. federal income tax withholding at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) will not be subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied. Instead, such dividends will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of shares of our common stock that desires to claim the benefit of an applicable treaty rate will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service ("IRS").

Gain on Sale or Exchange of Shares of Common Stock

        Any gain realized on the sale or exchange of shares of our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have during certain periods been a "United States real property holding corporation" for U.S. federal income tax purposes (as discussed below).

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or exchange under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we currently are a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes. Accordingly, a non-U.S. holder of shares of our common stock may be required to recognize gain (or loss) on the sale or exchange of shares of our common stock to the extent that the amount of cash and/or the fair market value of any property received exceeds (or is less than) the non-U.S. holder's tax basis in the common stock. This gain or loss will treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States, regardless of whether the non-U.S. holder is actually engaged in such trade or business. Consequently, such non-U.S. holder will be subject to tax on the net gain or loss derived from the sale or exchange under regular graduated U.S. federal income tax rates. Moreover, 10% of the amount realized by the non-U.S. holder upon the sale or exchange of the common stock generally must be withheld (and paid over to the IRS) unless the non-U.S. holder timely obtains from the IRS and submits to the transferee a withholding certificate providing for a reduced rate of withholding. Notwithstanding the foregoing, if our common stock is considered to be "regularly traded on an established securities market," within the meaning of Section 897 of the Code and the applicable Treasury regulations, at any time during the calendar year in which the sale or exchange occurs, a non-U.S. holder will not be subject to these special rules (but may be subject to taxation on the disposition of shares of our common stock pursuant to the first or second bullet points above) if the non-U.S. holder has not actually or constructively held more than 5% of our common stock at any time during the shorter of the (i) the period during which the non-U.S. holder has held shares of our common stock or (ii) the 5-year period ending on the date of the disposition.

        Amounts that are withheld upon the sale or exchange of shares of our common stock may be credited against the U.S. federal income tax liability of the non-U.S. holder. If the amount withheld exceeds the reported U.S. federal income tax liability of the non-U.S holder, the excess may be refunded.

Federal Estate Tax

        Shares of common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or otherwise.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or exchange of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

CIRCULAR 230 NOTICE. IN ORDER TO COMPLY WITH CERTAIN U.S. TREASURY REGULATIONS, UNLESS EXPRESSLY STATED OTHERWISE, ANY U.S. FEDERAL TAX ADVICE THAT MAY BE CONTAINED IN THIS SUMMARY, INCLUDING ANY APPENDICES HERETO, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED BY THE INTERNAL REVENUE SERVICE OR ANY OTHER U.S. FEDERAL TAXING AUTHORITY OR AGENCY. THE ADVICE CONTAINED WITHIN THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE MATTERS ADDRESSED BY THIS WRITTEN

ADVICE. ANY TAXPAYER CONSIDERING PARTICIPATION IN MATTERS ADDRESSED HEREIN SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for Cano Petroleum, Inc. by Haynes and Boone, LLP, Dallas, Texas.

EXPERTS

        The consolidated balance sheets of Cano Petroleum, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended June 30, 2007, 2006 and 2005 and management's report on the effectiveness of internal control over financial reporting as of June 30, 2007 incorporated herein by reference and incorporated in the registration statement by reference have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth on their reports thereon, and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        Information about our estimated proved reserves and future net cash flows attributable to such reserves was prepared by Forrest A. Garb & Associates, Inc., an independent petroleum and geological engineering firm and are incorporated herein by reference in reliance upon their authority as experts in reserves and present values.

GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

        "Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

        "BOE." Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.

        "BOEPD" BOE per day.

        "BTU." British Thermal Unit.

        "DRY HOLE." A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

        "ENHANCED OIL RECOVERY" or "EOR" The use of certain methods, such as waterflooding or gas injection, into existing wells to increase the recover from a reservoir.

        "EXPLORATORY WELL" A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

        "FLUID INJECTION" Pumping fluid into a producing formation to increase or maintain reservoir pressure and, thus, production.

        "GROSS ACRES" or "GROSS WELLS." The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

        "Mcf." One thousand cubic feet of natural gas.

        "MMcf." One million cubic feet of natural gas.

        "MMCFPD" MMcf per day.

        "NET ACRES." The sum of the fractional working or any type of royalty interests owned in gross acres.

        "PRIMARY RECOVERY." The period of production in which oil moves from its reservoir through the wellbore under naturally occurring reservoir pressure.

        "PRODUCING WELL" or "PRODUCTIVE WELL." A well that is capable of producing oil or natural gas in economic quantities.

        "PROVED DEVELOPED RESERVES." The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        "PROVED RESERVES." The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        "PROVED UNDEVELOPED RESERVES." The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

        "ROYALTY INTEREST." An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

        "SECONDARY RECOVERY." The recovery of oil and natural gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary recovery methods are often applied when production slows due to depletion of the natural pressure.

        "SURFACTANT-POLYMER FLOODING, SP FLOODING, ALKALINE SURFACTANT-POLYMER FLOODING AND ASP FLOODING." Enhanced oil recovery techniques that can be employed to recover additional oil over and above primary and secondary recovery methods. Low concentrations of surfactants, polymers and other additives that are added to the waterflood operations already in place to "clean" stubborn or hard to reach oil from the reservoir, much like soap in a greasy dish pan.

        "TERTIARY RECOVERY." The use of improved recovery methods that not only restores formation pressure but also improves oil displacement or fluid flow in the reservoir and removes additional oil after secondary recovery.

        "WATERFLOODING" A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and sweep oil into the producing wells.

        "WORKING INTEREST." The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

3,500,000
Shares of
Common Stock

PROSPECTUS

The date of this prospectus is December 7, 2007